As filed with the Securities and Exchange Commission on May 27, 2008

Registration No. 333-133049

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares

of

ANGLOGOLD ASHANTI LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

REPUBLIC OF SOUTH AFRICA
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Shares and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Shares	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of American Deposiary Sharess to inspect the transfer books of the depositary and the list of holders of American Depositary Shares	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19, 21 and 23

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of __________, 2008 among AngloGold Ashanti Limited, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of letter from The Bank of New York to AngloGold Ashanti Limited dated October 9, 2007 relating to pre-release activities. – Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.

e.

Certification under Rule 466. – Not applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Shares, any reports and communications received from the issuer of the deposited securities which are both: (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged, and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of American Depositary Shares 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 27, 2008.

Legal entity created by the agreement for the issuance of American Depositary Shares for ordinary shares of AngloGold Ashanti Limited.

By:

The Bank of New York,
 As Depositary

By:  /s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, AngloGold Ashanti Limited has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Johannesburg, South Africa on May 27, 2008.

ANGLOGOLD ASHANTI LIMITED

By: /s/ Srinivasan Venkatakrishnan

Name: Srinivasan Venkatakrishnan

Title: Executive Director and Chief Financial Officer

Each of the undersigned do hereby constitute and appoint Srinivasan Venkatakrishnan, Paul Joseph George Dennison and Lynda Eatwell and each of them, individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, in his or her name, place and stead, in any and all capacities (including his or her capacity as a director and/or officer of the registrant), to sign any and all amendments and post-effective amendments and supplements to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 27, 2008.

/s/ Russell P. Edey Russell P. Edey	Independent Non-Executive Director and Chairman	May 27, 2008 Date

_________________ Thokoana J. Motlatsi	Independent Non-Executive Director and Deputy Chairman	_________________ Date

/s/ Mark Cutifani Mark Cutifani	Executive Director and Chief Executive Officer	May 27, 2008 Date

/s/ Frank B. Arisman Frank B. Arisman	Independent Non-Executive Director	May 27, 2008 Date

/s/ Reginald E. Bannerman Reginald E. Bannerman	Independent Non-Executive Director	May 27, 2008 Date

/s/ Joseph H. Mensah Joseph H. Mensah	Independent Non-Executive Director	May 27, 2008 Date

/s/ William A. Nairn William A. Nairn	Non-Executive Director	May 26, 2008 Date

_________________ Wiseman L. Nkuhlu	Independent Non-Executive Director	_________________ Date

_________________ Sipho M. Pityana	Independent Non-Executive Director	_________________ Date

/s/ Simon R. Thompson Simon R. Thompson	Independent Non-Executive Director	May 27, 2008 Date

/s/ Srinivasan Venkatakrishnan (Venkat) Srinivasan Venkatakrishnan (Venkat)	Executive Director and Chief Financial Officer and Principal Accounting Officer	May 27, 2008 Date

/s/ Donald C. Ewigleben Donald C. Ewigleben	U.S. Authorized Representative	May 27, 2008 Date

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Amended and Restated Deposit Agreement dated as of __________, 2008 among AngloGold Ashanti Limited, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder.

2	Form of letter from The Bank of New York to AngloGold Ashanti Limited dated October 9, 2007 relating to pre-release activities.